

January 17, 2014

Via E-mail
Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

   Re: **Ladder Capital Corp.**
      Amendment No. 1 to Form S-1
      Filed January 13, 2014
      Amendment No. 2 to Form S-1
      Filed January 15, 2014
      File No. 333-193071

Dear Mr. Fox:

   We have reviewed Amendment Nos. 1 and 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies, page 120

1. We note your response to comment 2 of our letter dated December 23, 2013. Consistent with your response, please revise your disclosure to explain your accounting policy for securitizations of mortgage loans that involve both Intercompany Loans and mortgage loans made to third parties as part of an integrated transaction, including the allocation method of proceeds received from these transactions.

Recent Developments

2. We note your proposed disclosure relating to recent developments submitted on January 13, 2014. Please tell us how you considered disclosing a more balanced presentation of preliminary results that includes other GAAP financial measures depicted in your financial statements that may highlight any significant trends in your financial condition and results of operations. Also, tell us what consideration you gave to disclosing other cash flow items in addition to 'Proceeds from sale of loans" and why you believe that disclosing a single cash flow item results in a balanced and meaningful presentation. Also, clarify what is included in the line item 'Loan originations and purchases' and clarify if you have presented this data for all of the periods presented in your filing. We may have further comment.

Dilution

3. We note your proposed disclosure submitted on January 13, 2014. Please revise to separately disclose your calculation of the number of shares used in your calculation of pro forma net tangible book value per share before the effect of the offering, or, to the extent it appears elsewhere in your filing, refer to the disclosure. In this regard, we await the disclosure on page 69 which will include the conversion ratio for each class, the number of LP Units that will be outstanding after the reorganization, and the interests that are vested or unvested along with the impact of the vesting status on the terms of conversion.

Unaudited Pro Forma Consolidated Financial Information

4. We note your proposed disclosure of unaudited pro forma consolidated statements submitted on January 13, 2014. Please expand footnote (2) to the pro forma statements of income to provide more details regarding how you calculated your pro forma provision for income taxes.

5. We note that, in connection with this offering, you intend to grant restricted stock awards to members of management, directors and certain employees with an aggregate grant date fair value of $28 million. Please tell us what consideration you gave to including a pro forma adjustment in your statements of income related to this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via e-mail*)